Exhibit 99.1

Position Statement

Mer Telemanagement Solutions Ltd.
15 Hatidhar St.,
Ra’anana 4366517
Israel

Attention:
Haim Mer, Chairman
Roy Hess, CEO
Ofira Bar, CFO
Scott Burell, Director
Isaac Onn, Director
Ronen Twito, Director
Varda Trivaks, Director

Dear Sir/Madam,

Re: Position Statement – Special General Meeting of
Mer Telemanagement Solutions Ltd. (the “Company”)

Mr. David Elliot Lazar, directly, and through his wholly owned companies, Custodian Ventures LLC (“Custodian”) and Activist Investing LLC (collectively: “Lazar”) respectfully submits this position statement in connection with the items included on the agenda of the Company’s special general meeting to be convened pursuant to Custodian’s demand letter dated January 18, 2021 (the “Meeting” and the “Letter” respectively). Custodian delivered the Letter to the Company demanding that the Meeting be convened, so that shareholders of the Company would be allowed to vote upon resolutions to remove the current directors of the Company (except for the external directors) and appoint its proposed directors in their stead.

Lazar specializes in acquisitions of and investments in underperforming and stagnant public companies traded on various exchanges and trading platforms around the world. Lazar has significant experience in increasing shareholder value and is committed to driving positive change in management practices for the benefit of all the Company’s shareholders.

As of April 1, 2021, Lazar beneficially holds 635,877 ordinary shares of the Company. Lazar nor anyone on its behalf has a personal interest with respect to the termination of office of the current members of the Company’s board of directors (the “Board”).

1.	Lazar’s Position on Proposal No. 1.1 – Removal of Current Directors

The Company has failed to achieve any major milestone in recent years and although it has, supposedly, been looking for almost two years for operating businesses to consummate a merger or a similar transaction with, no such opportunity has come to fruition.

The Board claims in its position statement issued on March 25, 2021 along with the summon to the Meeting (the “Board’s Statement”), that it signed a non-binding letter of intent (“LOI”) in December 2020 with a company it revealed no information about (the “Target Company”). Not only that, the letter of intent is non-binding, but as revealed in the court hearing held on March 3, 2021, which is referred to in the Board’s Statement, it does not even include a “No Shop” provision, as is customary in letters of intent whereby parties to a potential transaction wish to express to one another their commitment to the process.

The non-binding nature of the LOI and the lack of a “No Shop” provision cast substantial doubt on the commitment of the Target Company to the process and to getting a deal done. If, after searching for two years for merger candidates in a very ‘hot market’ where companies trading on the Nasdaq are in high demand by private companies, all the Board could come up with is a non-binding LOI, which does not even include a basic “No Shop” provision to support the seriousness of the parties’ intentions, then it is clearly evident that the Board is utterly incompetent to negotiate deals or create value to the Company’s shareholders. The Company’s depressed share price also serves as a clear evidence to the market’s complete lack of confidence in the ability of the current directors and management of the Company to generate value to the Company’s shareholders.

Although the Board claims in the Board’s Statement that it discussed potential candidates presented by Mr. Lazar, but by the current Board’s nearly instant dismissive responses to such potential opportunities, clearly no serious consideration was ever given to them. Some of such opportunities presented to the Board were of companies in ‘hot sectors’, such as a Bitcoin Mining company with top class management already associated with one of the largest Nasdaq companies in the space, which already comes with solid capital resources.

The “fear” of the Board, as expressed in the Board’s Statement, that Mr. Lazar has only his own best interest in mind is baseless and misleading, as Mr. Lazar is unequivocally committed to the interest of all the Company’s shareholders, and should he be elected to serve on the Board, will act vigorously for the benefit of all shareholders. Also, the other “fear”, expressed in the Board’s Statement, that Mr. Lazar lacks the business, managerial and market experience that are needed by the Company is, again, baseless and misleading. Since 2012, having led and been involved in dozens of transactions involving publicly-traded companies, Mr. Lazar has gained precisely the type of experience the Board is in dire need of.

Moreover, the Board further falsely claims that Mr. Lazar failed to demonstrate the qualifications of the other nominees for election to the Board at the Meeting. The director declarations and bios of said nominees were made available to the Board and clearly show their experience and background are highly suitable for the needs of the Company.

Lazar’s sole purpose is to cease the mismanagement which has led to the current Company’s position. Lazar recommends that all of the Company’s shareholders VOTE FOR the removal from office, immediately following the Meeting, of each of the Company’s current directors (except for the external directors) as stated under Proposal no. 1.1 of the proxy statement published for the Meeting.

2.	Lazar’s Position on Proposal No. 1.2 – Lazar Director Nominees

Lazar believes that the current directors must be replaced due to the continuous poor performance of the Company. In order to set the Company on a path to growth, Lazar has proposed that the shareholders of the Company elect to appoint seasoned director candidates which have significant experience and proven capabilities as directors, and members of senior management in publicly traded companies. Each of Messrs. David Elliot Lazar, Uri Ben-Or and Eric Greenberg (the “Lazar Nominees”) has the skills and background that make a perfect fit to the Company’s needs and circumstances.

Through a combination of experience, financial acumen, and a fresh and unbiased perspective, Lazar believes that with the election of the Lazar Nominees, the Company’s management could greatly improve, and shareholder value could meaningfully increase.

Should they be elected to the Board, the Lazar Nominees intend to work tirelessly for the benefit of all the Company’s shareholders with an emphasis on opportunities in ‘hot sectors’, such as Bitcoin Mining, Cryptocurrency Exchanges, Electric Vehicle’s and lithium-ion battery companies which have the potential to unlock meaningful value to all the Company’s shareholders. Lazar is already in communication with companies in the aforementioned sectors, and believes in his ability to complete such a transaction.

Lazar’s position on the proposed resolution is that the Lazar Nominees are well-suited to serve as directors. Lazar recommends that all of the Company’s shareholders VOTE FOR the election of the Lazar Nominees, as stated under Proposal No. 1.2 of the proxy statement published for the Meeting.

See biographical information on Lazar Nominees in Exhibit A.

3.	Conclusion

Lazar’s arguments speak for themselves. The replacement of the current directors of the Company (except for the external directors) has been long overdue and the election of the Lazar Nominees to serve on the Company’s board of directors in their stead would be greatly beneficial for the Company and its shareholders.

EXHIBIT A

David Elliot Lazar

Mr. Lazar is the CEO of both Custodian Ventures LLC & Activist Investing LLC, which focus on spotting opportunities in the capital markets to increase shareholder value. Activist Investing specifically specializes in "Turn Around Situations" in financially distressed public companies. Mr. Lazar has profound knowledge of financial and operations management, public company management, accounting, audit preparation, due diligence reviews and SEC regulations. In addition, Mr. Lazar has specific expertise in mergers and acquisitions and capital restructuring.

Uri Ben-Or

Mr. Ben-Or brings over twenty years of broad experience in corporate finance, accounting, M&A transactions, and IPO’s. His experience includes serving as CFO of public life science companies traded on the Tel Aviv Stock Exchange, Nasdaq and OTC. Mr. Ben-Or holds a BA degree in Business Administration from the College of Management, Israel and an MBA from Bar-Ilan University, Israel and is a Certified Public Accountant.

Eric Greenberg

Mr. Greenberg has an BBA, and an MBA in Finance with over 30 years of capital markets experience. As a trader and portfolio manager at hedge funds, his areas of expertise included the development of trading strategies, portfolio management and deal structuring. Mr. Greenberg was a Co-Founder of Blink Charging Co, a leader in the EV charging industry. In addition, Mr. Greenberg provides services for companies across a variety of industries, such as life sciences, fintech, internet platforms, and others.